FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec-Read Announces Secondary Offering of its Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on November 16, 2006, in Kyoto, Japan

Nidec-Read Announces Secondary Offering of its Shares

Nidec Corporation announces that Nidec-Read Corporation (the “Company”), one of its consolidated subsidiaries whose shares are listed on the Second Section of the Osaka Securities Exchange (Code: 6833), has resolved as follows at a meeting of its Board of Directors held today in connection with the secondary offering of its shares.

Ⅰ. Secondary Offering by Underwriters
1. Number of Shares to be Sold	550,000 shares of the Company’s Common Stocks
2. Offer Price	To be determined on any date from Monday November 27, 2006 through Wednesday November 29, 2006 (the “offer price determination date”)
3. Selling Shareholders and Number of Shares to be Sold	Shiga Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Bank of Kyoto, Ltd.	250,000 shares 175,000 shares 125,000 shares
4. Method of Secondary Offering

The consideration of the underwriters for the offering shall be the aggregate amount of the offer price minus the aggregate subscription amount to be paid by the underwriters to the selling shareholders.

5. Subscription Period	Expected to be for three business days following the offer price determination date
6. Delivery Date	Expected to be the seventh business day following the offer price determination date
7. Subscription Money	The same amount as the offer price per share
8. Unit of Offering	100 shares

9. The authority required for all necessary action pertaining to the secondary offering, including determination of specific offer price, is delegated to the president and representative director of the Company.

10.The Company filed a Securities Registration Notice on November 16, 2006 under the Securities and Exchange Law of Japan.

Ⅱ. Secondary Offering through the Exercise of an Over-allotment Option
1. Number of Shares to be Sold

75,000 shares of the Company’s common stock

The above number of shares indicates the maximum number to be sold. The actual number of shares to be sold shall be determined on the offer price determination date depending on demand for the Company’s shares.

2. Offer Price	To be announced (identical offer price to the price of shares to be sold by underwriters)
3. Method of Secondary Offering

In consideration of the demand for the Company’s common shares to be sold by the underwriters, one of the underwriters will sell shares of the Company’s common stock borrowed from one or more of certain of the Company’s shareholders.

4. Subscription Period	Identical to the subscription period for secondary offering by underwriters
5. Delivery Date	Identical to the delivery date for secondary offering by underwriters
6. Subscription Money	Identical to the subscription money for secondary offering by underwriters
7. Unit of Offering	100 shares

8. The authority required for all necessary action pertaining to the secondary offering through the exercise of an over-allotment option, including determination of the specific offer price, has been delegated to the president and representative director of the Company.

9. The Company filed a Securities Registration Notice on November 16, 2006 under the Securities and Exchange Law of Japan.

<Appendix>

About the Secondary Offering through the Exercise of an Over-allotment Option

In addition to the secondary offering by one of the underwriters, the secondary offering through the exercise of an over-allotment option will be conducted by one of the underwriters, which will borrow the Company’s common shares from one or more of certain of the Company’s shareholders (the “borrowed shares”) upon consideration of demand for the Company’s shares. In relation to the over-allotment option, such underwriter will be granted the right to acquire up to 75,000 additional shares of the Company’s common shares (the “green shoe option”) by the abovementioned shareholder(s). The execution period for the green shoe option will commence on the day immediately following the last date of the subscription period and end on Friday, December 15, 2006 (the “execution period”).

Such underwriter may purchase the Company’s common shares through stabilization transactions during the subscription period and use them, in part or in whole, to return the borrowed shares. Additionally, for the purpose of returning the borrowed shares, such underwriter may purchase the Company’s common shares up to the number of stocks to be offered by way of over-allotment on the Osaka Securities Exchange during the execution period (the “syndicate cover transaction”).

Such underwriter will execute the green shoe option for the number of shares obtained by deducting the number of shares to be purchased through stabilization transaction and syndicate cover transactions for the purpose of returning the borrowed shares, from the number of shares to be offered by way of over-allotment.

<Reference>

Purpose of the offering:

Through the above offering, the Company aims to diversify its shareholder distribution and enhance the liquidity of its shares in the market.

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